Vizsla Continues to Expand Napoleon; 54 Drill
Holes Average 4.0 Metres True Width at 441
G/t Silver Equiv.

VANCOUVER, BC, April 6, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide results from eighteen new holes at the main zone along the Napoleon Vein Corridor ("Napoleon") at the Panuco silver-gold project ("Panuco" or the "Project") in Mexico.

Highlights

   54 drill holes show an average vein width of 4.0 metres true width

   Weighted average grade of 441 g/t silver equivalent (154.9 g/t silver, 2.74 g/t gold, 0.5% lead and 1.3% zinc)

   Mineralization extends over 300 metres in length, 300 metres deep and remains open to the north, south and at depth

   Drillhole NP-21-80 intersected:

     1,027 g/t silver equivalent (469.5 grams per tonne ("g/t") silver, 5.84 g/t gold, 0.5 % lead and 1.2 % zinc) over 4.61 metres true width ("mTW") from 198.8 m including,

     2,740 g/t silver equivalent (1,320.9 g/t silver, 15.10 g/t gold, 1.3 % lead and 2.6 % zinc) over 1.51 mTW from 202.5 m

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppmx 0.0013) + (Zn_ppmx 0.0013)) / 0.5627. Metal price assumptions are $17.50 oz silver, $1,700 oz gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types.

Vizsla President and CEO Michael Konnert commented: "Napoleon is rapidly growing into a large body of mineralization with excellent widths and high grades. This area is the primary focus of our exploration, and with four rigs on the greater than two-kilometre-long vein, we can look forward to more results that may extend the strike and depth of this vein. Recent drilling has been larger step- outs, and significant intercepts to the north and south suggest Napoleon will continue to grow. The Panuco silver district is impressive, and today's results demonstrate the significant potential of these vein corridors. Vizsla is well-funded and aggressively unlocking value with eight rigs turning right now."

Longitudinal section from the main Napoleon prospect with all holes labelled and selected intersections shown. (CNW Group/Vizsla Silver Corp.)

Figure 1: Longitudinal section from the main Napoleon prospect with all holes labelled and selected intersections shown.

Napoleon Drilling Detail

Recent drilling at the main Napoleon zone along the Napoleon Vein Corridor has extended the body of mineralization within a plunging shoot to the north. Better intercepts include hole NP-21-83 which drilled 2.22 metres true width at 808 g/t silver equivalent and the zone remains open to expansion in this direction.

The previously defined southern end of mineralization has been affected by a post mineral fault, the Blucher Fault, that tears the vein apart (most notable in holes NP-20-15, NP-20-47, NP-20-53 and NP-20-62). Drillholes NP-20-54 and NP-21-80 have intersected excellent widths and grades to the south and beneath this fault and open-up the body of mineralization in these directions. Hole NP-21- 80 intersected 4.61 metres true width at 1,027 g/t silver equivalent. The Company has completed eight additional holes in this area that have intersected the vein and assays remain outstanding.

Drill holes NP-20-59, NP-21-68, NP-21-69 and NP-21-76 intersected a splay vein approximately 5- 10 metres to the east of the main vein that is between 1.5 metres and 6.55 metres downhole length. These intercepts are not captured in the long section and the true widths are not yet estimated. Splay vein intersections include 6.55 metres downhole length at 601 g/t silver equivalent in hole NP-21-76 and 2.12 metres downhole length at 683 g/t silver equivalent in hole NP-20-59.

Deeper drilling continues to intersect high silver and gold grades. Typical Intermediate Sulphidation vein systems in Mexico transition to become base metal rich, with lower grades of silver and gold at depth. This indicates to company geologists that the body of mineralization can continue well beyond the depths of the current drilling. Previously reported hole NP-20-54 is the deepest drilled to date and intersected 2.42 metres true width at 1,909 g/t silver equivalent.

The Company has four drill rigs active along the Napoleon Vein Corridor with two solely focused on resource drilling on the main Napoleon zone. Two rigs are undertaking step-out exploration to the north and to the south of the main zone.

Complete table of Napoleon drill hole intersections

			Down	EST.
			Hole	True					Silver
Drillhole	From	To	Length	Width	Gold	Silver	Lead	Zinc	Equivalent	Comment
	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(%)		(g/t)
NP-20-55	87.7	94.05	6.35	2.27	0.11	16.5	0.08	0.26	34.0
NP-20-56	166.6	172.5	5.9	3.53	0.73	50.5	0.43	2.22	176.4
NP-20-58	126.3	128.1	1.8	0.55	1.35	181.9	0.37	0.62	320.2
NP-20-59	182.8	184.95	2.15	-	4.95	71.5	3.13	3.54	683.4	Splay Vein
And	197.25	200.8	3.55	1.75	10.24	19.9	0.15	0.48	988.7
Incl.	199.65	200.8	1.15	0.57	16.80	28.1	0.20	0.61	1,611.9
NP-20-61	169.9	173.4	3.5	1.37	1.41	110.0	0.37	1.37	275.1
And	219.0	222.15	3.15	-	0.53	48.0	0.03	0.08	97.5	In Footwall
NP-20-62	251.7	252.0	0.3	0.10	0.24	71.4	0.55	6.68	256.2
And	276.25	277.3	1.05	-	0.55	75.9	0.79	4.72	250.4	Splay Vein
NP-21-65	199.5	219.35	19.85	4.64	0.77	100.2	0.39	3.35	252.5
Incl.	207.0	214.5	7.5	1.75	0.77	144.64	0.63	6.90	381.4
NP-21-66	184.05	186.25	2.2	1.27	1.61	218.5	0.72	1.69	410.7
NP-21-68	148.8	150.5	1.7	-	3.71	15.0	0.02	0.12	363.4	In Hangingwall
And	274.0	275.5	1.5	-	2.39	76.0	0.46	1.57	341.2	Splay Vein
And	288.45	292.7	4.25	1.47	0.38	157.5	3.11	5.37	379.5
Incl.	291.55	292.7	1.15	-	0.89	477.0	8.85	8.91	942.0
NP-21-69	183.85	187.05	3.2	-	4.90	348.1	0.79	1.88	845.9	Splay Vein
Incl.	183.85	184.7	0.85	-	10.45	323.0	1.81	4.39	1,421.5	Splay Vein
And Incl.	186.6	187.05	0.45	-	7.88	1,660.0	0.19	0.46	2,310.1	Splay Vein
And	196.3	203.35	7.05	3.65	1.32	62.1	0.48	1.01	216.3
Incl.	199.1	199.85	0.75	0.39	3.78	150.0	1.94	2.96	606.6
NP-21-72	237.6	240.5	2.9	1.42	1.61	25.5	0.66	3.03	259.8
NP-21-73	112.85	113.6	0.75	-	1.80	21.1	0.01	0.02	188.0	In Hangingwall
And	166.05	170.85	4.8	4.05	0.44	38.0	0.13	0.55	92.3
NP-21-74	351.9	352.2	0.3	-	5.75	236.0	0.89	1.06	1,022.6
NP-21-76	164.55	171.1	6.55	-	2.76	249.8	1.21	3.49	600.9	Splay Vein
Incl.	166.9	167.8	0.9	-	11.90	493.0	2.04	8.31	1,812.4	Splay Vein
And	168.2	169.05	0.85	-	2.46	474.0	1.44	7.09	871.9	Splay Vein
And	180.35	184.2	3.85	2.23	2.41	181.0	0.63	1.46	443.1
Incl.	180.35	181.5	1.15	0.67	5.91	319.0	0.97	1.93	917.9
NP-21-78	227.6	230.6	3	1.56	0.07	8.6	0.10	0.62	31.2
NP-21-79	97.9	99.5	1.6	-	1.82	208.6	0.62	1.72	420.2	In Hangingwall
And	202.4	228.25	25.85	11.45	0.57	58.1	0.56	1.40	153.1
NP-21-80	198.8	205.8	7	4.61	5.84	469.5	0.59	1.20	1,026.8
Incl.	202.5	204.8	2.3	1.51	15.10	1,320.9	1.29	2.62	2,740.1
NP-21-83	92.5	92.8	0.3	-	6.57	1,065.0	0.97	4.77	1746.5	In Hangingwall
And	101.55	103.2	1.65	-	1.80	234.3	0.64	2.08	450.7	In Hangingwall
And	264.7	268.9	4.2	2.22	6.61	90.9	0.75	3.82	807.9
Inc.	266.15	266.55	0.4	0.21	61.80	278.0	2.16	15.6	6,435.4

Table 1: Downhole drill intersections from the holes completed at the Napoleon Zone on the Napoleon Vein Corridor. Hole numbers are non-sequential due to additional drilling along the vein corridor, every hole with assays received has been reported. Estimated true widths are only calculated for the Main Vein.

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppmx 0.0013) + (Zn_ppmx 0.0013)) / 0.5627. Metal price assumptions are $17.50 oz silver, $1,700 oz gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types.

Plan map showing location of drill holes, mapped veins and surface sampling at the Napoleon zone on the Napoleon Vein Corridor. Labels shown for reported holes. Inset shows detail of Napoleon's drill collar locations. (CNW Group/Vizsla Silver Corp.)

Figure 2: Plan map showing location of drill holes, mapped veins and surface sampling at the Napoleon zone on the Napoleon Vein Corridor. Labels shown for reported holes. Inset shows detail of Napoleon's drill collar locations.

About the Panuco project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5-hectare Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Martin Dupuis, P.Geo., Vice President of Technical Services for Vizsla. Mr. Dupuis is a Qualified Person as defined under the terms of National Instrument 43-101.

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Napoleon	NP-20-55	403,364	2,587,463	513	-64	300	159
	NP-20-56	403,454	2,587,382	475	-45	278	246
	NP-20-58	403,364	2,587,463	513	-70	300	221
	NP-20-59	403,454	2,587,382	475	-52	278	261
	NP-20-61	403,394	2,587,458	516	-66	292	227
	NP-20-62	403,454	2,587,382	475	-56	278	300
	NP-21-65	403,392	2,587,458	516	-68.5	298	258
	NP-21-66	403,445	2,587,421	485	-51	273	221
	NP-21-68	403,479	2,587,479	514	-55	275	333
	NP-21-69	403,445	2,587,421	485	-56	273	240
	NP-21-72	403,445	2,587,421	485	-60	273	273
	NP-21-73	403,457	2,587,532	505	-42	270	217
	NP-21-74	403,592	2,587,408	488	-46	286	437
	NP-21-76	403,445	2,587,421	485	-47	285	221
	NP-21-78	403,457	2,587,533	505	-58	270	273
	NP-21-79	403,445	2,587,421	485	-55	284	267
	NP-21-80	403,481	2,587,260	444	-45	269	250
	NP-21-83	403,445	2,587,421	485	-60	285	353

Table 2: Drill hole details. Coordinates in WGS84, Zone 13.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling programs and mobilization of drill rigs; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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Michael Konnert, President and Chief Executive Officer, Tel: (604) 838-4327, Email: michael@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 06:30e 06-APR-21